BLUE HERON CATERING, INC.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (*"Agreement"*) is made as of_____, (the *"Effective Date"*) by and between Blue Heron Catering, Inc., a California corporation (the *"Company"*) and _____ (*"Lender,"* or the *"Investor"*).

1.   **NOTE PURCHASE.** Subject to the terms of this Agreement, and on the Crowdfund Mainstreet platform, the Lender agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as Exhibit A (the *"Note"*).

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to each Lender as follows:

    2.1   **Authority; Binding Agreement.** All corporate action on the part of the Company, its directors, and its officers necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, with respect to rights to indemnity, subject to federal and state securities laws.

    2.2   **Governmental Consents.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

    2.3   **Offering.** Assuming the accuracy of the representations and warranties of Lender contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   **REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE LENDER.**

The Lender hereby represents, warrants, and covenants to the Company as follows:

3.1   **The Company May Rely on These Representations.** The Lender understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Lender's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Lender understands that the availability of this exemption depends upon the representations the Lender is making to the Company in this Agreement being true and correct.

3.2   **No Resale for One Year.** The Lender understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   **No Resale Without Registration or Exemption.** The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.4   **The Lender Can Protect Its Interests.** The Lender can properly evaluate the merits and risks of an investment in the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Lender has consulted, or the Lender's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

3.5   **The Lender Recognizes Its Economic Risk.** The Lender understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. the Lender has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of the Lender's professional advisors with regard to an investment in the Company. The Lender has fully reviewed the Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Note. The Lender understands the risks involved in an investment in the Note, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

3.6   **The Lender Advised to Seek Representation.** The Lender understands that nothing in this Agreement or any other materials presented to the Lender in connection with the purchase and sale of Note constitutes legal, tax, or investment advice. The Company has advised the Lender to consult with such legal, tax, and investment advisors as the Lender, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.7   **Information.** Lender acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Note. Lender represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Lender.

3.8 **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, Lender further agrees not to make any disposition of all or any portion of the Note unless and until:

(a) There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Lender to an affiliate, a shareholder or a partner (or retired partner) of the Lender, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a Lender hereunder.

3.6 **Indemnity.** Lender agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Lender.

3.7 **Authority; Binding Agreement.** Lender represents and warrants to, and covenants with, the Company that (i) Lender has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Lender enforceable against the Lender in accordance with its terms, except as enforceability may be limited by applicable law.

3.8 **Further Assurances.** Lender agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

3.9 **Complete Information.** All information provided by the Lender to the Company herein, and all information provided by the Lender to the Company in connection with the purchase and sale of the Note, is true, correct and complete as of the date hereof, and if there should be any change in such information, the Lender will immediately provide the Company with such information.

4.   MISCELLANEOUS.

4.8   **Binding Agreement.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.9   **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of California.

4.10   **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.11   **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.12   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:

Debbie Pfisterer
Blue Heron Catering, Inc.
3303 San Pablo Avenue
Oakland, CA 94608
Phone Number: 510-427-2515
Email: info@blueheroncatering.com

If to the Investor:

At the office of MiTec, PBC (dba Crowdfund MainStreet)
2601 Blanding Ave. C528 Alameda, CA 94501
c/o

4.13   **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.14   **Entire Agreement.** This Agreement, along with the Note and the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

4.15   **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Lender. All amendments shall be effective only when in writing signed by the parties.

4.16   **Expenses.** The Company and the Lender shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.17   **Further Assurances**. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

4.18   **Company's Right to Accept or Reject Investments.** The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects the Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

4.19   **Tax Withholding.** The Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

4.20   **Characterization of Investment.** The parties to this Agreement agree that they shall treat the Note as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which the Lender is a resident.

4.21   **Electronic Signatures.** Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

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IN WITNESS WHEREOF, the parties have executed this **NOTE PURCHASE AGREEMENT** as of the date first written above.

COMPANY:

Blue Heron Catering, Inc.
a California corporation

By:‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗

Name: Debbie Pfisterer

Title: President and CEO

LENDER:

IF LENDER IS AN INDIVIDUAL:

_____
PRINT NAME

_____
SIGNATURE

LENDER:

IF LENDER IS AN ENTITY:

_____
PRINT NAME OF ENTITY

By: _____
            (Signature)

            _____
            (Print Name)

Its: _____
            (Print Title)

EXHIBIT A

Form of Promissory Note

[Attached]